UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
(Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934)

Pixie Dust Technologies Inc.
(Name of the Issuer and Person Filing Statement)

Japan

(Jurisdiction of incorporation)

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive offices)

Yoichi Ochiai

Chief Executive Officer

8F Yaesu Central Tower

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

Telephone: 81-3-6910-3040

Fax: 81-3-6910-3041

American Depositary Shares, each representing one Common Share, no par value

Copy to:

Todd Feinstein

Feinstein Law, P.C.

1710 Doe Run Rd

Sequim, WA 98382

(619) 990-7491

Todd@feinsteinlawfirm.com

Transaction Statement on Schedule 13E-3

This statement is filed in connection with (check the appropriate box):

☐	The acquisition of ordinary shares of the subject company by the filing person(s).

☐	A tender offer.

☐	A merger or consolidation.

☒	None of the above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13E-3. Any representation to the contrary is a criminal offense.

The filing persons have elected to file this Schedule 13E-3, whether or not required, to ensure that the disclosures required by Rule 13e-3 under the Exchange Act are provided to the Company’s shareholders.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13E-3 (the “Original Statement”) filed by Pixie Dust Technologies Inc. with the Securities and Exchange Commission (the “SEC”) on January 15, 2025, and as amended on January 16, 2025 and January 28, 2025 in connection with the proposed transaction (the “Transaction”) in which the Company intends to purchase certain of its ordinary shares from The Bank of New York Mellon, a New York banking corporation (hereinafter referred to as “BNY” or “the Depositary”), which serves as the depositary for the Company’s American Depositary Shares. The purpose of the proposed transaction is to reduce the number of record holders of the Company’s American Depositary Shares (“ADSs”). By completing the Transaction, the Company intends, upon qualification, to suspend registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This document will serve as the actual offer to BNY.

Purpose of Amendment

This Amendment is being filed solely to include an amended version of Exhibits I, J, K, and L to the Original Statement. Except for the revised exhibit referenced above, all other information set forth in the Original Statement remains unchanged and in full force and effect.

ITEM 16. EXHIBITS

●	Exhibit (i): Convocation notice of the shareholders meeting dated January 24, 2025.

●	Exhibit (j): Form of proxy card of the shareholders meeting.

●	Exhibit (k): Form of power of attorney of the shareholders meeting.

●	Exhibit (l): 6-K/A to disclose convocation notice dated January 24, 2025.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

PIXIE DUST TECHNOLOGIES, INC.

Date: January 28, 2025	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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